2003 ANNUAL REPORT



USA REIT FUND LLC











A COMMITMENT TO

EXCELLENCE

Brompton is regarded as one of the finest and
most highly respected providers of financial
products and services to individual and
institutional clients in Canada.

Through a disciplined commitment to excellence, Brompton has grown its
assets under management to over $900 million in the past two years,
establishing a solid foundation that will continue to deliver strong financial
returns to its investors and clients. Brompton's success has been achieved
by offering financial products to the public which combine excellent value,
integrity and superior performance. Brompton's management and directors
are a well respected group of accomplished business leaders who maintain
the highest levels of corporate governance. The extensive experience, track
record and integrity of its people are Brompton's most valuable assets.

Message to Shareholders

We are pleased to provide our first Annual Report for USA REIT Fund LLC. The Fund commenced operations on December 17, 2003, immediately following the completion of its initial public offering of shares which raised a total of $27.7 million. The period of reporting therefore is for the two weeks from December 17, 2003 to December 31, 2003.

While the reporting period is brief, it is nonetheless characterized by excellent performance – in investing the net proceeds of the offering, in earning income to make its first dividend and in achieving growth in the net asset value of the Fund.

The Fund's portfolio manager is INVESCO Real Estate which is located in Dallas, Texas. INVESCO is one of North America's largest managers of real estate and real estate securities with over US$13 billion under management. INVESCO also has a long and proven track record of excellent performance in the management of REIT securities. Their investment skill was demonstrated by their ability to invest a substantial portion of the proceeds from the offering prior to year-end on favourable terms, enabling the Fund to make its first dividend after just two weeks of operation. At the time of writing this report, the Fund is fully invested.

The Fund declared its first dividend to shareholders of record on December 31, 2003 in the amount of US$0.02 per share. The Fund also achieved a 1% increase in net asset value over the period of operations. This excellent performance in operations continued following year-end and, by February 5, 2004, USA REIT Fund had declared its first full dividend of US$0.045 per share and had achieved growth in net asset value since inception of 4.5%. All of the Fund's US dollar exposure in its investment portfolio has been hedged back to Canadian dollars, protecting the Fund's net asset value from foreign exchange rate movements.

Administration of the Fund is performed by Brompton Capital Advisors Inc., a member of the Brompton Group of Companies. Brompton has invested $1.0 million in the Fund thereby aligning its interests with the shareholders. Brompton is committed to providing a high level of reporting and corporate governance to all of its investors. We encourage you to read the Corporate Governance section of this Annual Report which explains the Fund's compliance with the TSX guidelines on corporate governance.

Outlook

The Fund has experienced excellent growth in net asset value but we should caution investors that over the balance of the year, this rate of growth may not be sustainable. Over the long term, however, we continue to believe in the fundamentals of US REIT securities and expect that they will compete favourably with other asset classes on a risk-adjusted total return basis.

Respectfully submitted on behalf of the Board of Directors,

signed PETER A. BRAATEN

Peter A. Braaten
President and Chief Executive Officer
February 18, 2004



Portfolio Manager's Report

The REIT Market in 2003

The real estate sector continued to outperform the broader market in 2003. Real estate investment trusts (REITs) have provided attractive returns for nearly four consecutive years. Recent results have also been impressive relative to the broader equity markets. The outperformance was primarily a result of fund flows into the REIT sector as investors searched for diversification and yield. Most property sectors generated positive returns during 2003, particularly healthcare and retail-oriented REITs. Apartments and office continued to lag the rest of the US REIT market. US REIT shares, at year-end 2003, were trading at approximately a 17% premium to their underlying net asset value (NAV). Since 1994, the NAV premium has averaged approximately 4%. While above its historical average, the current NAV premium remains well below the estimated peak 30% premium that occurred in September 1997. The REIT forward earnings multiple of 12.0x is also approximately 23% above its 10-year average. Although US REITs are trading above historical norms, some solace can be taken in the fact that these premiums are occurring at the trough of the cycle for property market fundamentals.

USA REIT Fund LLC

USA REIT Fund LLC seeks regular monthly income and, secondarily, the potential for capital appreciation. It seeks to meet those objectives primarily through investing in publicly traded US real estate investment trusts. Typically a REIT will specialize by property type, geographic location, or both. A REIT may own numerous properties that are managed with on-site staff and corporate real estate managers.

Because the Fund's primary objective is income, the Fund has maintained a meaningful exposure to REIT preferred stocks. At year-end 2003, the percentage held in REIT common shares stood at 75% and REIT preferred shares stood at 25%. Although preferred shares provided positive total returns, their fixed-income characteristics caused them to lag the share price appreciation of REIT common stock during 2003, a period of dramatic upward price movement. Conversely, REIT preferred shares may provide downside protection during periods of price declines of REIT common shares. The Fund has and will continue to concentrate on adding relatively attractive dividend yields from common REIT shares with selective use of REIT preferred shares.

Outlook for REITs in 2004

We continue to believe that the tax reduction package and previous FED interest rate cuts will provide ongoing stimulus to spur an economic rebound throughout 2004. Consumer spending, which has benefited from record home re-financings and generally lower interest rates, is expected to continue supporting the economy near-term. Accordingly, several REIT sectors that are directly related to the consumer (i.e., retail, healthcare, and self-storage) were the least impacted by the past economic slowdown. Entering 2004, the ongoing economic recovery is expected to stabilize several of the REIT property sectors such as office, industrial, and apartments, which have been reporting negative earnings trends over the past several years.

Retail remains the sector with the best current fundamentals, as consumer spending remains favourable. Regional malls and shopping center REITs should continue to report favourable earnings growth in the range of 6% to 8%. The apartment sector, while it is also tied to the consumer, has been weakened by low mortgage rates, weak job growth, and ongoing new apartment construction. REIT sectors that are sensitive to corporate profitability and job growth (i.e., office, hotels, and industrial) were the most impacted by the recent economic slowdown. Layoffs and general business expense cutbacks have left the office and industrial REITs with excess space and declining rental rates. As companies begin to rebuild inventories during an economic recovery, industrial property fundamentals are expected to recover more quickly than office properties.

We expect overall 2004 REIT earnings to remain relatively flat to moderately positive (0% to 3%). As a result of modest earnings growth expectations, we believe that 2004 could well be a transition year in which investors might expect REIT dividend yields to be the primary source of returns. The wild card will likely be the level of fund flows into or out of REITs, as experienced in 2003. If there is a meaningful increase in interest rates during 2004, at the margin, more competitive yields from other instruments (e.g. bonds) could begin to erode some of the demand for equity REIT shares.

Portfolio Strategy
At year-end 2003, the Fund was positioned with its largest property type holdings in retail (21%), office (19%), and healthcare (19%). Because office REIT earnings have been under pressure for the past several years due to the slow US economic recovery, office REIT share prices have underperformed and are generally trading below the value of their underlying office assets. While we do not expect significant near-term earnings growth, office REITs offer above-average dividend yields and attractive valuations relative to the overall REIT sector. Healthcare and retail REIT earnings led the REIT sector during 2003 and we expect a similar earnings performance during 2004. As such, we continue to maintain significant positions in these property sectors.

As the economic recovery progresses, we believe those REIT property sectors with prospects for the fastest fundamental recovery will be those with the shortest lease durations. Accordingly, the lodging sector could exhibit the earliest turn in operating fundamentals. In response to this view, we have initially positioned the Fund with a modestly overweighted exposure to lodging stocks (8% of Fund assets). Normally, we would also expect the apartment sector (with its six to 12 months average lease terms) to respond quickly to an economic upturn. Unfortunately, however, apartments continue to struggle with slow US job growth, low interest rates (which allow renters to purchase homes), and high levels of new apartment construction. As such, we remain underweighted in the apartment sector. While apartments make up almost 17% of the total US REIT market, the Fund holds only a modest position (5%) in apartment REITs.

From a regional standpoint, most areas of the US were weakened by the recent economic downturn. Regional markets which relied heavily on high-tech and telecommunication companies, such as Dallas and Austin, San Francisco (including the nearby Silicon Valley), Denver and northern Virginia, were particularly hard hit.

Many US coastal markets, including Manhattan, Washington D.C., and Orange County, California, held up relatively well, due primarily to their lower levels of new construction as the US economic recession began. The Fund's holdings are diversified by economic region and, therefore, property weakness in any one particular market is not expected to materially impact performance.

INVESCO Real Estate

Statement of Governance Practices

USA REIT Fund LLC has adopted the TSX guidelines for corporate governance and will adopt the new standards set by the Ontario Securities Commission once they are finalized. In addition, the Fund is subject to the corporate governance requirements pursuant to the *United States Investment Company Act of 1940* ("1940 Act") under which it is registered as a non-diversified closed-end management investment company.

We are pleased to report on our governance practices as follows:

TSX Guidelines for Effective Corporate Governance		Fund Governance Practices
1. The Board of Directors of every Corporation should explicitly assume responsibility for the stewardship of the Corporation.	✓	The Board provides overall strategic direction for the Fund, approves all significant decisions before they are implemented and supervises the management of the Fund to ensure the Administrator, Brompton Capital Advisors Inc., is in compliance with the terms of the administrative services agreement. Pursuant to the administrative agreement, Brompton Capital Advisors Inc. advises the Board as to the administration of the business and affairs of the Fund and is responsible for providing management and administrative services to the Fund. The Board exercises its powers and performs its duties honestly, in good faith and in the best interests of the Fund and of the shareholders of the Fund and, to this end, the Board has adopted the Brompton Group Code of Business Ethics. The Board delegates to the Administrator certain authorities and responsibilities for the day-to-day affairs in accordance with the terms of the administration agreement and reviews the Administrator's performance and effectiveness within such context. The Board has adopted a formal mandate that sets out its stewardship responsibilities. Such mandate and the Brompton Group Code of Conduct are available on the applicable Fund website at www.bromptongroup.com. The CEO and CFO officer code is available on the website of the Securities and Exchange Commission.
A part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:		
a. the adoption of a strategic planning process	✓	The final prospectus outlines the investment objectives, investment strategy and investment restrictions which effectively constitute the approved strategic plan, and changes to the aforesaid require the approval of the Fund's shareholders. The Board meets at least semi-annually and reviews the performance of the Investment Advisor and the Administrator both as to compliance with the advisory and administrative services agreements as well as to ensure the investment objectives of the Fund are being met and the investment restrictions are being followed. The Board also monitors the suitability of the investment strategy to meet the investment objectives and is responsible for preparing, for adoption by the shareholders, any amendments to the investment objectives, investment strategy or investment restrictions which the Corporation believes are in the best interests of the shareholders. The Board also reviews, provides input to and approves all other major policy decisions.
b. the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks	✓	The prospectus for the initial public offering outlined the Fund's principal risks, and, on an ongoing basis, the Board and management review changes in the strategic environment and new business risks and opportunities. The Audit Committee reviews these risks, how these risks are being assessed and managed and reports to the Board on these matters. The Annual Information Form provides shareholders with a current assessment of the principal risks. The Board also reviews and approves the internal controls and risk management policies and systems.
c. succession planning, including appointing, training and monitoring senior management	✓	The Board reviews the performance of the CEO and approves all appointments to senior positions. The Fund has delegated the administration of the Fund to Brompton Capital Advisors Inc. who oversees the performance of the independent Investment Advisor. The Board also reviews the performance of the Investment Advisor and the Administrator and can replace either if the Board determines a change would be in the best interest of the shareholders.
d. a communications policy for the Corporation	✓	The Board has adopted the Brompton Group Disclosure Policy to ensure that procedures are in place to provide for the timely and fair dissemination of information to shareholders and potential shareholders and to ensure an adequate response to shareholder inquiries. Shareholders can provide feedback in a number of ways, including by telephone, email, fax and mail addressed to the Administrator, Brompton Capital Advisors Inc., Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, Toronto, ON M5J 2T3. Shareholders may send communications directed to the Board addressed to USA REIT Fund LLC c/o its registered agent in the USA, Delaware Corporate Organizers, Inc., 1201 N. Market Street, 18th Floor, P.O. Box 1347, Wilmington, DE 19801 USA and any such correspondence received will be reviewed by the President who will forward all appropriate shareholder communications to the Board. The communications policy of the Fund outlines the procedures for disclosure of material information, announcements, and information to be posted on the website. In addition, the Board has appointed a continuous disclosure manager. The Board reviews and approves the Fund's major disclosure documents including the financial statements, Management's Discussion and Analysis, Annual and Quarterly Reports, Annual Information Form, Statement of Additional Information, Form N-CSR (Certified Shareholder Report of Registered Management Investment Companies) and N-SAR (Semi-Annual Report for Registered Investment Companies).
e. the integrity of the Corporation's internal control and management information systems.	✓	The Board through its Audit Committee requires management to implement and maintain appropriate systems of internal control and meets with management to assess the adequacy, integrity and effectiveness of these systems of internal control. The Audit Committee also meets independently with the auditors at least annually following the audit of the financial statements to receive feedback on management's performance with respect to these issues.
2. & 3. The Board should be constituted with a majority of unrelated directors. The Board should disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a Corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the Corporation or the significant shareholder and the analysis of the application of the principles supporting this conclusion.	✓	The Board is made up of two independent and unrelated directors and one related director. Neither unrelated director has any material dealings with the Fund other than through their role as a director. The Board is, therefore, made up of a majority of unrelated directors who do not have other material interests in or relationships with the Fund. The Fund does not have a significant shareholder.

TSX Guidelines for Effective Corporate Governance		Fund Governance Practices
4. The Board should appoint a committee of directors composed exclusively of outside directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	✓	The Fund does not have a nominating committee, however, the Board has implemented a procedure whereby the Corporate Governance Committee identifies, evaluates and recommends nominees for the Board and assesses directors on an ongoing basis. The Corporate Governance Committee is composed exclusively of independent and unrelated directors. When recruiting new directors, the Board will ensure itself that the candidates possess the ability to devote the time required, a willingness to serve, personal qualities, traits and competencies such as integrity, experience and a solid track record as well as financial literacy or expertise which add value to the Board.
5. The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	✓	The Corporate Governance Committee monitors, reports on and makes recommendations regarding the effectiveness of the Board and its committees including evaluating the frequency, content and attendance at meetings, adequacy of information given to directors, communication processes between the Board and management and the strategic processes of the Board and its committees. The Committee canvasses the directors to provide feedback for these evaluations and recommends changes to enhance the performance of the Board based on the feedback. Such evaluations are carried out annually.
6. The Board should provide an orientation and continuing education program for new directors.	✓	Each director is provided with a comprehensive orientation package containing up-to-date information on the Fund, historical public information about the Fund, the charters of the Board and its committees and current information on corporate governance. The Board receives quarterly presentations from management on the fund's business.
7. The Board should examine its size and establish a Board size which facilitates effective decision making.	✓	The Corporate Governance Committee reviews the composition and size of the Board annually. The Committee determined that three directors is an appropriate Board size for effective decision making and communication. This element is considered by the Board as part of the overall Board effectiveness evaluation discussed above.
8. The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.	✓	The Corporate Governance Committee annually reviews director compensation and recommends appropriate adjustments based on the time commitment, risks and responsibilities of the directors. Director's fees are paid only to the independent directors and are paid in cash.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	✓	The Board has two committees, the Corporate Governance Committee and the Audit Committee, both of which are comprised solely of independent and unrelated directors.
10. Each Board should assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation's approach to governance issues and respond to the TSX corporate governance guidelines.	✓	The Board has appointed a Corporate Governance Committee to develop and monitor the Fund's approach to corporate governance issues. The Committee advises and assists the Board in applying governance principles and practices and tracks developments in corporate governance. The Board and the Corporate Governance Committee have reviewed and approved this Statement of Governance Practices.
11. The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.	✓	The Board has approved its mandate and a position description for the CEO including the definition of the limits to management's responsibilities. The Board approves the corporate objectives and assesses the CEO against these objectives annually.
12. The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.	✓	The Chairman of the Board is an independent and unrelated director and the Board is comprised of a majority of independent and unrelated directors. At each Board meeting, the Chairman of the Board chairs a meeting of non-management directors at which any concerns may be freely expressed.
13. The Audit Committee should be composed only of outside directors and its roles and responsibilities should be specifically defined. The Audit Committee should have direct communication channels with the auditors. The Audit Committee duties should include oversight responsibility for management reporting on internal controls and it is the responsibility of the Audit Committee to ensure that management has designed and implemented an effective system of internal controls.	✓	The Audit Committee is comprised solely of independent and unrelated directors and its roles and responsibilities are outlined in its charter. The auditors have a direct line of communication with the Committee at all times and the auditors meet with the Committee without management present at least annually. Pursuant to the Toronto Stock Exchange definitions, all members of the Audit Committee are financially literate and have financial expertise. Financial literacy is defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement for an investment fund. Financial expertise is defined as the ability to analyze and interpret a full set of financial statements for an investment fund, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
14. The Board should implement a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances with approval of an appropriate committee of the Board.	✓	Individual directors may, with the approval of the Corporate Governance Committee, engage outside independent professional advisors at the expense of the Fund. No outside advisors were hired by any directors during 2003.

Management's Discussion and Analysis

The following supplementary information provides an analysis of the operations and financial position of the Fund for the period from the date of commencement of operations on December 17, 2003 to December 31, 2003. It should be read in conjunction with the financial statements and accompanying notes. All financial figures are in Canadian dollars unless otherwise noted.

The Fund

USA REIT Fund LLC is a limited liability company that was incorporated in the state of Delaware. It trades on the Toronto Stock Exchange under the symbol URF. USA REIT Fund commenced operations on December 17, 2003 following the completion of its initial public offering of shares that raised $27.2 million. Subsequent to year-end, a further $500,000 of the offering was completed as a result of the overallotment option granted to the agents of the offering. The Fund's investment portfolio is actively managed by INVESCO Real Estate which is located in Dallas, Texas. INVESCO is a subsidiary of AMVESCAP, PLC., an international investment company with approximately US$345 billion in assets under management. The Fund invests in a broadly diversified portfolio of US real estate investment trusts in order to deliver to investors a high level of monthly distributions. Brompton Capital Advisors Inc. is the Administrator of the Fund and is responsible for providing or arranging for the provision of administrative services required by the Fund. The Fund is RRSP, DPSP, RRIF and RESP eligible and constitutes foreign property for such plans.

Objectives

USA REIT Fund's investment objectives are to provide shareholders with regular cash dividends and to achieve appreciation in the net asset value per share. These investment objectives cannot be changed without approval by shareholders by a special resolution. The Fund will provide investors with a return derived from investment in a professionally managed portfolio consisting primarily of US REIT securities. This portfolio is owned by the Fund and is actively managed by INVESCO. The return to shareholders will be dependent on the performance of this portfolio.

Although the Fund operated for only 15 days in 2003, it declared a dividend of US$0.02 per share on December 18, 2003 and achieved an increase in net asset value per share by December 31, 2003 of 1%.

Liquidity and Capital Resources

The Fund may borrow or issue debt securities in an aggregate amount of up to 25% of the total assets of the Fund after giving effect to such leverage, to purchase additional securities to be included in the USA REIT Fund portfolio and, in addition, up to 2.5% of total assets determined at the time of borrowing for working capital purposes.

At the end of 2003, the Fund had borrowed $2.7 million (US$2.1 million) under its credit facility which represented 8.8% of total assets. The Fund's borrowings were at a floating interest rate based on US prime rate and were used to invest in additional high-income securities to enhance the overall yield of the Fund.

USA REIT Fund implemented a normal course issuer bid on January 22, 2004 whereby the Fund may purchase up to 267,000 common shares for cancellation when shares trade below the net asset value per share. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund.

Investment Portfolio

As of December 31, 2003, the Fund was nearly fully invested with $29.7 million of portfolio investments which included 38 REIT equity securities and 16 REIT preferred securities. The Fund was diversified by type of real estate and by geography as shown in the accompanying pie charts.

Regional Diversification



Mideast 13%
Southeast 21%
Northeast 18%
East North Central 11%
Southwest 10%
Pacific 16%
Mountain 6%
West North Central 5%

Industry Diversification



Shopping Centers 13%
Self-Storage 4%
Regional Malls 8%
Apartments 5%
Diversified 9%
Healthcare 19%
Freestanding 4%
Lodging/Resorts 8%
Industrial/Office 7%
Office 19%
Industrial 4%

Hedging Strategy

The Fund may not invest in or use derivative instruments except for hedging purposes. Immediately following the initial public offering, the Fund entered into two foreign currency forward contracts to hedge its US currency exposure back to Canadian dollars. In the two week period following the execution of those contracts, the Canadian dollar appreciated by 3% resulting in unrealized gains of $0.9 million. This appreciation offset the exchange losses on the Fund's US dollar assets. The Fund will continue its short- and long-term currency hedging programs through the use of a series of forward contracts to minimize foreign currency exposure. The Fund's portfolio value has been hedged through the use of a five-year currency forward representing approximately 75% of the Fund's net assets with the balance in short-term currency forwards with 30 day maturities. The Fund has also entered into currency forwards which approximately represent the Fund's foreign exchange exposure for 12 months of dividends. In addition to providing protection from foreign exchange movements, currency forwards allow the Fund to realize the benefit of a pick up in yield currently available in forward contracts. The pick up is about 0.50% for the five year hedges and 1.25% for the short-term hedges. Gains or losses on forward contracts will be realized when they are closed out.

Dividends

USA REIT Fund declared its first dividend on December 18, 2003 at US$0.02 per share which covered the 15 day period from inception of the Fund to December 31, 2003. Regular monthly dividends commenced on January 20, 2004 when a dividend of US$0.045 per share was declared. USA REIT Fund declares and pays dividends in US dollars.

Tax Treatment of Dividends

On a monthly basis the Fund will determine the portion of the dividend that is taxable and subject to US withholding tax. The Canada-United States Income Tax Treaty currently provides that dividends paid by the Fund to a Canadian resident are generally subject to withholding tax at a rate of 15%. Registered accounts, such as an RRSP or RRIF, are generally exempt from such withholding tax.

For 2003, of the US$0.02 per share dividend declared, only US$0.01 per share was estimated to be taxable to Canadian shareholders and was subject to US withholding tax. The remaining US$0.01 per share would be treated as a return of capital, which would serve to reduce each shareholder's adjusted cost base in their investment.

On an ongoing basis, the Fund intends to distribute to its shareholders, substantially all of its investment company taxable income and net capital gains to maintain its status as a regulated investment company and to ensure the Fund is not subject to US federal income and excise taxes.

Dividend Reinvestment Plan

The Fund adopted a Dividend Reinvestment Plan (the "Plan"), which allows shareholders who are resident in Canada to reinvest monthly distributions in additional shares of the Fund. The Plan provides shareholders with the opportunity to maximize compound growth of their investment, provides commission-free acquisition of additional shares and is available to registered and non-registered accounts. Shareholders can request enrolment in the Plan by contacting their investment advisor, who in turn will then notify their distribution department to effect such enrolment.

Shareholders may opt in or out of the Plan at any time, however, elections must be received at least 2 business days prior to the record date to be considered. All shares acquired pursuant to the Plan are credited to the shareholder's brokerage account monthly.

Shares acquired pursuant to the Plan will be purchased in the market at prevailing market prices during the 6 day trading period following the dividend. The number of shares to be acquired for each shareholder will be equal to the amount of the dividend the shareholder would have received in cash divided by the average purchase price as discussed above. No fractional shares will be issued and, as such, the shareholder will receive cash for these fractional shares.

All dividends, including those dividends reinvested under the Plan, will be required to be included in the shareholder's income for tax purposes.

Further information regarding the Plan can be obtained by contacting the Administrator or your investment advisor.

Management's Discussion and Analysis (cont'd)

Risks

There are risks associated with an investment in shares of USA REIT Fund LLC. Some of the more significant risks are outlined below. A more complete description of the Fund's risks is provided in its Annual Information Form which is available on the Brompton Funds website at www.bromptongroup.com.

1. **Decline in the Net Asset Value of the Shares**
    The value of a portfolio investment can decline for a number of reasons including increases in interest rates, environmental problems, changes to government regulations, adverse financial markets, declines in asset values, operational problems, poor management, and natural and other disasters.

2. **Decline in Dividend**
    The dividend level of the Fund can decline for a number of reasons including all of the reasons listed in part 1 above that may affect the Fund or its investments. In addition, increases in the general and administrative expenses of the Fund can lead to a decline in Fund dividends.

3. **Leverage**
    Although leverage can enhance the net asset value of the Fund in a period when the Fund's investments have appreciated, it will exacerbate the decline of net asset value during a falling market. The greater the amount of leverage the greater the impact on net asset value of a rise or decline in market prices of the Fund's investments.

    In addition, if interest rates increase during a period when leverage is utilized the increased interest costs will reduce the income available to be distributed by the Fund.

    As of December 31, 2003, USA REIT Fund LLC had $2.7 million of debt outstanding under its revolving credit facility. On December 31, 2003, the interest rate under this facility was 4%.

    As of February 5, 2004, USA REIT Fund LLC had $5.3 million outstanding under its credit facility at an average interest rate on that date of 3.52%. The Fund must earn a return of 2.1% in order to cover annual interest payments on the $5.3 million of debt as of February 5, 2004.

    The table below has been prepared to assist investors in understanding the effects of leverage. The table shows the effect on return to shareholders for various changes in the assumed return in the Fund's portfolio. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

Assumed Change in Return of Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholder	6.13%	6.56%	7.00%	7.43%	7.87%

    Assumptions

    1. The table has been prepared based on debt outstanding on February 5, 2004 and the estimated return on the Fund's portfolio on that date.

4. **Trading Levels**
    There is a risk that shares of the Fund may trade on the Toronto Stock Exchange at a discount to their net asset value. In order to mitigate this risk, USA REIT Fund LLC has implemented an issuer bid which permits the Fund to purchase shares on the Toronto Stock Exchange when they trade at a discount to net asset value.

5. **Changes in Legislation**
    There can be no assurance that income tax laws will not be changed to adversely affect the income received by the Fund and the amount available after tax to be distributed by the Fund.

Outlook

Based on the current level of dividends and interest received from USA REIT Fund's investment portfolio, and the current level of expenses, including interest costs, the Fund expects to be able to maintain its current dividend rate of US$0.045 per month.

Management's Responsibility Statement

The financial statements of USA REIT Fund LLC (the "Fund") have been prepared by the Fund and approved by the Board of Directors. The Fund is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Fund maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in note 2 to the financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Board of Directors has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with auditing standards generally accepted in the United States of America to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

signed PETER A. BRAATEN   **signed DAVID E. ROODE**

Peter A. Braaten   **David E. Roode**
Chief Executive Officer   *Chief Financial Officer*

Report of Independent Auditors

To the Board of Directors and Shareholders of USA REIT Fund LLC

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of USA REIT Fund LLC (the "Fund") at December 31, 2003, the results of its operations, the changes in its net assets and the financial highlights for the period from December 17, 2003 (commencement of operations) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

signed PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Chartered Accountants
New York, New York
February 6, 2004

Statement of Assets and Liabilities

As at December 31, 2003
(in Canadian dollars)

Assets

Investments, at market value (cost – $30,101,283)	$ 29,705,448
Dividends and interest receivable	171,246
Unrealized gain on forward contracts (note 7)	907,629
Deferred financing costs (note 8)	86,024
Total assets	**30,870,347**

Liabilities

Loan payable (note 8)	2,713,725
Amounts payable for investments purchased	1,864,646
Accrued organization and offering costs	680,000
Administration and investment advisory fees payable (note 5)	5,382
Accrued directors' fees and expenses	15,800
Accounts payable and accrued liabilities	176,257
Dividends payable	70,299
Total liabilities	**5,526,109**
Net assets	**$ 25,344,238**
Common shares outstanding (no par value, unlimited authorized) (note 3)	**2,720,000**
Net asset value per common share	**$ 9.32**

Net assets consist of:

Paid-in capital	$ 25,163,916
Accumulated net investment loss and capital gains dividends	(145,784)
Realized loss on foreign currency transactions	(268,084)
Unrealized loss on investments and foreign currency transactions	(313,439)
Unrealized gain on forward contracts	907,629
Net assets	**$ 25,344,238**

Approved by the Board of Directors:

signed PETER A. BRAATEN   **signed SHARON SALLOWS**

Peter A. Braaten   **Sharon Sallows**
Director   *Director*

Statement of Operations

For the period from December 17, 2003 (commencement of operations) to December 31, 2003
(in Canadian dollars)

Income

Dividend income	$ 107,498
Interest income	496
	107,994

Expenses

Administration fee (note 5)	2,422
Investment advisory fee (note 5)	2,960
Legal and tax	40,000
Audit fee	30,000
Valuation fees	2,025
Custodian fees	1,205
Directors' fees and expenses	15,800
Reports to shareholders	14,684
Organization expense (note 2)	132,756
Other general and administrative	16,348
Interest and bank charges (note 8)	3,078
	261,278

Net investment loss	(153,284)
Net realized gain from capital gain dividends	7,500
Net realized loss from foreign currency transactions	(268,084)
Net unrealized loss on investments and foreign currency transactions	(313,439)
Net unrealized gain on forward contracts (note 7)	907,629
Net increase in net assets resulting from operations	**$ 180,322**

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets

For the period from December 17, 2003 (commencement of operations) to December 31, 2003
(in Canadian dollars)

Operations:	
Net investment loss	$ (153,284)
Net realized gain from capital gain dividends	7,500
Net realized loss from foreign currency transactions	(268,084)
Net unrealized loss on investments and foreign currency transactions	(313,439)
Net unrealized gain on forward contracts (note 7)	907,629
	180,322
Shareholder transactions:	
Proceeds from issuance of common shares, net (note 3)	25,035,256
Distributions to shareholders	(71,340)
	24,963,916
Net increase in net assets	25,144,238
Net assets – beginning of period (note 3)	200,000
Net assets – end of period	**$ 25,344,238**

Statement of Financial Highlights

For the period from December 17, 2003 (commencement of operations) to December 31, 2003
(in Canadian dollars)

Selected Per Common Share Data	
Net assets – beginning of period [1]	$ 9.28
Operations:	
Net investment loss [2]	(0.06)
Net realized and unrealized gains from investment and foreign currency transactions and forward contracts	0.12
Total from operations	0.06
Shareholder transactions:	
Distributions from net investment income	(0.01)
Distributions from capital gains	(0.01)
Total from shareholder transactions	(0.02)
Net decrease in net assets	(0.04)
Net assets – end of period	$ 9.32
Market price – end of period	$ 9.93
Total return [3]	
Based on net asset value (%) [5]	0.69
Based on market price (%) [5]	(0.44)
Ratios and supplemental data	
Net assets, end of period ($ millions)	$ 25.3
Ratio of expenses to average net assets (%) [4]	2.48
Ratio of net investment loss to average net assets (%) [5]	(0.61)
Asset coverage per $1,000 of loan payable	$ 9,997
Portfolio turnover rate (%)	—
Average commission rate per share	$ 0.062

[1] Beginning per share amount reflects the $10.00 initial public offering price net of agents' fees of 5.25% and offering costs of $547,244.

[2] Based on the weighted average common shares outstanding during the period.

[3] Total return based on net asset value reflects changes in the Fund's net asset value during the period. Total return based on market value reflects changes in market value. Each figure includes reinvestments of dividends.

[4] Annualized based on fixed annual costs, one-time costs, and annualized variable costs.

[5] Not annualized.

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2003		Cost (US)	Cost (Cdn)	Market Value (US)	Market Value (Cdn)	% of Portfolio
No. of Units						
73,101	**Money Market Funds**	$ 73,101	$ 95,411	$ 73,101	$ 94,465	0.3%
No. of Shares	**Common Stocks**					
	Apartments					
7,600	AMLI Residential Properties Trust	203,415	269,520	203,680	263,205	
4,000	Gables Residential Trust	133,893	177,393	138,960	179,571	
2,000	Mid-America Apartment Communities, Inc.	66,915	88,655	67,160	86,788	
8,100	Town & Country Trust	201,198	266,578	205,335	265,344	
		605,421	802,146	615,135	794,908	2.7%
	Diversified					
20,500	Colonial Properties Trust	808,209	1,074,802	811,800	1,049,049	
36,900	Crescent Real Estate Equities Company	622,295	821,639	632,097	816,827	
10,200	iStar Financial Inc.	394,128	522,195	396,780	512,739	
		1,824,632	2,418,636	1,840,677	2,378,615	8.0%
	Freestanding					
45,500	Commercial Net Lease Realty, Inc.	805,563	1,067,330	809,900	1,046,593	
4,800	Getty Realty Corp.	126,395	167,423	125,520	162,203	
		931,958	1,234,753	935,420	1,208,796	4.1%
	Healthcare					
16,300	Health Care Property Investors, Inc.	806,372	1,068,402	828,040	1,070,035	
16,500	Health Care REIT, Inc.	575,908	763,247	594,000	767,597	
30,300	Healthcare Realty Trust	1,083,858	1,437,845	1,083,225	1,399,798	
48,000	Nationwide Health Properties, Inc.	892,659	1,182,840	938,400	1,212,647	
15,300	Omega Healthcare Investors, Inc.	135,120	179,025	142,749	184,467	
47,400	Senior Housing Properties Trust	808,321	1,070,983	816,702	1,055,383	
		4,302,238	5,702,342	4,403,116	5,689,927	19.2%
	Industrial Properties					
18,200	First Industrial Realty Trust, Inc.	621,213	820,143	614,250	793,765	
6,000	Keystone Property Trust	126,220	167,191	132,540	171,275	
		747,433	987,334	746,790	965,040	3.2%
	Industrial/Office Properties					
10,900	Bedford Property Investors, Inc.	311,423	412,871	312,067	403,269	
13,300	Liberty Property Trust	501,000	663,625	517,370	668,571	
22,900	Maguire Properties, Inc.	532,524	705,867	556,470	719,098	
10,500	Mission West Properties, Inc.	135,574	179,925	135,975	175,714	
		1,480,521	1,962,288	1,521,882	1,966,652	6.6%
	Lodging/Resorts					
13,700	Hospitality Properties Trust	566,458	750,684	565,536	730,814	2.5%
	Office Properties					
24,600	Arden Realty, Inc.	734,705	973,637	746,364	964,489	
10,000	Brandywine Realty Trust	270,942	358,983	267,700	345,935	
4,500	CarrAmerica Realty Corporation	136,113	180,348	134,010	173,174	
14,400	Equity Office Properties Trust	402,974	533,924	412,560	533,131	
19,400	Glenborough Realty Trust, Inc.	373,792	495,827	387,030	500,140	
16,200	Highwoods Properties, Inc.	406,165	538,151	411,480	531,735	
26,600	HRPT Properties Trust	269,698	357,335	268,394	346,832	
3,200	Koger Equity, Inc.	67,319	89,195	66,976	86,550	
14,000	Mack-Cali Realty Corporation	564,171	747,300	582,680	752,968	
12,500	Prentiss Properties Trust	401,094	531,519	412,375	532,892	
		3,626,973	4,806,219	3,689,569	4,767,846	16.0%
	Regional Malls					
20,500	Glimcher Realty Trust	462,437	612,970	458,790	592,871	2.0%
	Self-Storage Facilities					
19,100	Public Storage, Inc. – *Class A*	562,425	745,663	571,090	737,991	
11,300	Sovran Self Storage, Inc.	402,702	533,561	419,795	542,480	
		965,127	1,279,224	990,885	1,280,471	4.3%
	Shopping Centers					
23,300	Heritage Property Investment Trust, Inc.	666,703	883,438	662,885	856,613	
21,500	New Plan Excel Realty Trust	535,487	709,556	530,405	685,416	
11,600	Ramco-Gershenson Properties Trust	312,132	413,576	328,280	424,220	
		1,514,322	2,006,570	1,521,570	1,966,249	6.6%
	Total Common Stocks	$ 17,027,520	$ 22,563,166	$ 17,289,370	$ 22,342,189	75.2%

As at December 31, 2003	Cost (US)	Cost (Cdn)	Market Value (US)	Market Value (Cdn)	% of Portfolio
No. of Shares					
Preferred Stocks					
Apartments					
8,000 Mid-America Apartment Communities, Inc. – *Series F, 9.25%*	$ 212,400	$ 281,271	$ 216,400	$ 279,643	
8,000 Mid-America Apartment Communities, Inc. – *Series H, 8.3%*	212,400	279,051	208,960	270,029	
	424,800	560,322	425,360	549,672	1.8%
Diversified					
8,000 Crescent Real Estate Equities Company – *Series B, 9.5%*	222,560	294,725	224,400	289,981	1.0%
Industrial Properties					
10,000 Keystone Property Trust – *Series D, 9.125%*	273,500	362,182	271,500	350,846	1.2%
Lodging/Resorts					
40,000 Innkeepers USA Trust – *Series C, 8%*	1,010,000	1,343,603	1,011,252	1,306,790	
8,000 LaSalle Hotel Properties – *Series A, 10.25%*	230,400	305,107	228,400	295,150	
	1,240,400	1,648,710	1,239,652	1,601,940	5.4%
Office Properties					
8,000 Alexandria Real Estate Equities, Inc. – *Series B, 9.1%*	225,404	298,491	224,800	290,498	
8,000 HRPT Properties Trust – *Series A, 9.875%*	224,400	297,162	223,520	288,844	
8,000 Koger Equity, Inc. – *Series A, 8.5%*	217,520	288,051	216,160	279,333	
	667,324	883,704	664,480	858,675	2.9%
Regional Malls					
8,000 CBL & Associates Properties, Inc. – *Series B, 8.75%*	440,400	583,200	438,400	566,522	
12,000 Glimcher Realty Trust – *Series F, 8.75%*	322,800	427,468	317,760	410,625	
8,000 The Mills Corporation – *Series C, 9%*	220,800	292,394	221,160	285,794	
12,000 The Mills Corporation – *Series E, 8.75%*	326,400	432,235	325,200	420,240	
	1,310,400	1,735,297	1,302,520	1,683,181	5.7%
Shopping Centers					
10,000 Developers Diversified Realty Corp. – *Series F, 8.6%*	268,500	355,561	267,000	345,031	
8,000 Federal Realty Investment Trust – *Series B, 8.5%*	219,600	290,805	220,000	284,295	
40,000 Kramont Realty Trust – *Series E, 8.25%*	1,000,000	1,311,400	1,010,000	1,305,173	
	1,488,100	1,957,766	1,497,000	1,934,499	6.5%
Total Preferred Stocks	5,627,084	7,442,706	5,624,912	7,268,794	24.5%
Total	$ 22,727,705	$ 30,101,283	$ 22,987,383	$ 29,705,448	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. OPERATIONS

USA REIT Fund LLC (the "Fund") is a limited liability company organized under the laws of the State of Delaware on September 4, 2003 and is registered under the *United States Investment Company Act of 1940*, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company. Administration of the Fund is provided by Brompton Capital Advisors Inc. (the "Administrator") and INVESCO Real Estate is the Investment Advisor. The Fund was listed on the Toronto Stock Exchange and commenced operations on December 17, 2003 when it issued 2,700,000 common shares at $10.00 per unit through an initial public offering. The investment objectives of the Fund are to provide shareholders with regular cash distributions and to achieve appreciation in the net asset value per share by investing in a portfolio of securities of US real estate investment trusts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require the use of certain estimates. Actual results could differ from these estimates. The following is a summary of the significant accounting policies followed by the Fund in the preparation of its financial statements. All figures are in Canadian dollars unless otherwise noted.

a) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, these investments are valued using an average of the latest bid and ask prices. Short-term investments having remaining maturities of 60 days or less are stated at amortized cost which approximates their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized on the basis of specific identification of the securities sold. Interest income is recognized on an accrual basis. Dividend income is recorded on the ex-dividend date. Net realized gains (losses) on sale of investments include net realized gains or losses from foreign currency changes.

c) **Foreign Currency Forward Contracts**
The Fund may enter into foreign currency forward contracts, which are agreements between two parties to buy and sell currencies at a set price on a future date. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is marked-to-market and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

d) **Income Taxes**
The Fund intends to comply with the requirements of Sub-chapter M of the United States of America Internal Revenue Code necessary to qualify as a regulated investment company and, as such, should not be subject to US federal income taxes on otherwise taxable income (including net realized capital gain) which is distributed to shareholders. Accordingly, no income tax provision has been recorded.

e) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange on each valuation date. Unrealized gains and losses on investments include changes in foreign currencies. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing on the respective dates of such transactions.

f) **Organization and Offering Costs**
Costs incurred in connection with the organization of the Fund were expensed and costs incurred in connection with the offering of common shares were charged directly to paid-in capital. An affiliate of the Administrator is responsible for offering costs which, in combination with organization expenses, exceed 2.5% of gross proceeds raised by the Fund.

g) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of dividends and interest receivable, accounts payable and accrued liabilities and loans payable, approximates their carrying values.

3. SHARE INFORMATION

Authorized

The Fund is authorized to issue an unlimited number of transferable, no par value common shares. Each common share entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Issued	Number of Shares	Amount
Shares – beginning of period	20,000	$ 200,000
Initial public offering, net	2,700,000	25,035,256
Shares – end of period	2,720,000	$ 25,235,256

On November 26, 2003, the Fund issued 20,000 common shares to an affiliate of the Administrator for proceeds of $200,000.

On December 17, 2003, the Fund completed its initial public offering of 2,700,000 units at a price of $10.00 for proceeds, net of agents' fees and offering costs, of $25,035,256.

The weighted average number of common shares outstanding from the date of commencement of operations on December 17, 2003 to December 31, 2003 was 2,720,000.

4. DISTRIBUTIONS PAYABLE TO SHAREHOLDERS

Distributions are made on a monthly basis to shareholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. For the period from December 17, 2003 to December 31, 2003, the Fund declared total distributions of US$0.02 per share. US$0.01 was paid from ordinary income and US$0.01 was paid from long-term capital gains.

Pursuant to the Fund's distribution reinvestment plan, shareholders may elect to reinvest monthly distributions in additional shares of the Fund.

5. ADMINISTRATION, INVESTMENT ADVISORY AND DIRECTORS' FEES

Pursuant to an administration agreement, the Administrator provides administrative services to the Fund, for which it is paid a fee based on the net asset value of the Fund. If the net asset value exceeds $55 million, the Administrator will receive an annual fee equal to the sum of: (i) 0.30% of the net asset value for the first $10 million; (ii) 0.40% of the net asset value on the next $10 million; and (iii) 0.50% of the net asset value above $20 million. If the net asset value is less than $55 million, the Administrator will receive an annual fee equal to 45% of 1.10% of the net asset value which will be reduced by 0.014% of the net asset value for each $1 million of net asset value below $55 million and further reduced by 0.055% of the net asset value for each $1 million of net asset value below $30 million.

Pursuant to an investment advisory agreement, the Investment Advisor is authorized to invest, reinvest and manage the investments of the Fund in accordance with the investment objectives and subject to the investment restrictions as described in the prospectus of the Fund, for which it is paid a fee based on the net assets of the Fund. If the net asset value exceeds $55 million, the Investment Advisor will receive an annual fee equal to the sum of: (i) 0.80% of the net asset value for the first $10 million; (ii) 0.70% of the net asset value on the next $10 million; and (iii) 0.60% of the net asset value above $20 million. If the net asset value is less than $55 million, the Investment Advisor will receive an annual fee equal to 55% of 1.10% of the net asset value which will be reduced by 0.014% of the net asset value for each $1 million of net asset value below $55 million and further reduced by 0.055% of the net asset value for each $1 million of net asset value below $30 million.

The Fund has agreed to pay each of the independent directors of the Fund an annual fee of US$16,000.

6. INVESTMENT TRANSACTIONS

Investment transactions (other than short-term securities) for the period from December 17, 2003 to December 31, 2003 are as follows:

Proceeds from sale of investments	$ —
Less cost of investments sold:	
Investments at cost – beginning of period	—
Investments purchased during the period	30,061,624
Return of capital	(55,752)
Investments at cost – end of period	(30,005,872)
Cost of investments sold during the period	—
Net realized gain (loss) on sale of investments	$ —

Brokerage commissions on investments purchased and sold during the period ended December 31, 2003 amounted to $53,634.

At December 31, 2003, the cost for US federal income tax purposes was $30,101,283 and the net unrealized loss for all securities was $394,889. This loss consisted of an aggregate gross unrealized gain for all securities in which there was an excess of market value over tax cost of $96,588 and an aggregate gross unrealized loss for all securities in which there was an excess of tax cost over market value of $491,477.

7. FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio.

At December 31, 2003, the Fund has entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain
$ 6,478,564	$ 4,827,904	January 22, 2004	$ 234,429
$ 19,785,600	$ 14,400,000	December 17, 2008	$ 673,200
			$ 907,629

The obligations of the Fund under these forward contracts are secured by a first-ranking security interest over all of the Fund's assets in connection with the Fund's credit agreement (note 8).

Notes to the Financial Statements (cont'd)

8. LOAN PAYABLE

Pursuant to a credit agreement with the US agency of a Canadian chartered bank, the Fund has a US dollar 364-day renewable revolving operating line of credit ("Revolver") and a US dollar three-year non-revolving term credit facility ("Term Credit Facility") maturing on December 19, 2006. The Revolver provides for maximum borrowings of US$4.0 million at either the US prime rate of interest or LIBOR plus a fixed percentage. The Term Credit Facility provides for maximum borrowings of US$3.5 million, which, for a period, could be drawn at the US prime rate of interest or LIBOR plus a fixed percentage. On January 14, 2004, the Term Credit Facility was fully drawn and was converted to a fixed rate loan bearing interest at 3.45% for the balance of the term. All of the Fund's assets have been pledged as collateral for amounts borrowed under the credit facilities and the lender has first charge over the assets. The credit agreement requires that the Fund maintain an asset coverage ratio of 3.00:1 at all times.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the period from December 17, 2003 to December 31, 2003, the Fund has recorded amortization of these costs in the amount of $2,346.

The credit facilities are used by the Fund to purchase additional investments and for general Fund purposes. The average borrowing during the period was $442,691 (US$340,000) and the average interest rate was 4.0%.

9. STATEMENT OF PORTFOLIO TRANSACTIONS

Additional (unaudited) information concerning the portfolio transactions for the Fund for the period ended December 31, 2003 can be obtained without charge by writing to Brompton Capital Advisors Inc. at BCE Place, Bay Wellington Tower, Suite 2930, P.O. Box 793, 181 Bay Street, Toronto, Ontario, M5J 2T3.

10. SUBSEQUENT EVENT

On January 16, 2004, the Fund completed the issuance of an additional 50,000 common shares at a price of $10.00 for proceeds, net of agents' fees and offering costs, of $461,250. This issuance was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

Directors and Officers and Corporate Information



Peter A. Braaten
BA, MBA

Mr. Braaten has over 30 years of experience in the investment business in Canada and the United Kingdom and has been Chairman of the Brompton Group of Companies since 2000. Prior thereto, Mr. Braaten was President and CEO of Morrison Middlefield Resources Limited and 2M Energy Corp., both public oil and gas companies. Mr. Braaten was also one of the founders of the Middlefield Group in 1979 and was a partner of the group from 1981 to 1998. Mr. Braaten is director of all the Brompton Funds, the Brompton Group of Companies and Newport Securities Inc. He received an honours Bachelor of Arts degree in economics and mathematics from the University of Western Ontario in 1967 and a Master of Business Administration degree in 1969 from the University of British Columbia.



Sharon H. Sallows
BA, MSc., Ph.D.
2

Ms. Sallows has over 25 years of business experience, having held numerous high level banking, real estate finance, real estate management and advisory positions. Since 1995, Ms. Sallows has been a partner in Ryegate Capital Corporation, a residential development company which also provides asset management and advisory services to institutional investors. Ms. Sallows was Executive Vice-President from 1989 to 1995 of MICC Properties Inc. and, prior thereto, was Senior Vice-President, Real Estate at a Canadian chartered bank. Ms. Sallows is currently a director of RioCan Real Estate Investment Trust. Ms. Sallows received a Bachelor of Arts degree from Carleton University in 1970, a Master of Science from the London School of Economics in 1973 and a Ph.D. from the Wharton School, University of Pennsylvania in 1977.



W. Andrew Krusen, Jr.
BA
1

Mr. Krusen has been President and Chairman of Dominion Financial Group Inc., a merchant banking company since 1987. He is also Managing Partner, Krusen, Douglas LLC and executive officer and director, General Group Holdings Inc. Mr. Krusen also has numerous oil and gas and real estate interests in the United States. Mr. Krusen is the incoming Chairman of the Museum of Science & Industry (in Tampa, Florida) and a member of the World Presidents' Organization and the Society of International Business Fellows. Mr. Krusen is a director of Florida Bank Inc., Memry Corporation, Raymond James Trust Company, S&P Cellular Holdings, Inc., Highpine Oil & Gas Ltd., C2C Fiber Networks, Beall's Inc., and Florida Bank NA. Mr. Krusen is a graduate of Princeton University.



David E. Roode
BA, MBA, CA

Mr. Roode has over ten years of business experience in merchant banking and public accounting and joined Brompton Limited in 2002 as Vice-President. Mr. Roode was an investment analyst and then Vice-President at Middlefield Bancorp Limited, a publicly listed merchant bank from 1998 to 2001. From September 1991 to August 1996, he held progressively more senior roles at Ernst & Young LLP, lastly as an audit manager. Mr. Roode is a chartered accountant and a member of the Ontario Institute of Chartered Accountants. He received a Bachelor of Arts degree in economics from Queen's University in 1990 and a Master of Business Administration degree from the University of Western Ontario in 1998.

1 Chairman of the Audit Committee
2 Chairman of the Corporate Governance Committee

Additional Information

	Born	Position with Fund	Since
Peter A. Braaten	1945	*Director & President and CEO*	2003
Sharon H. Sallows	1949	*Chairman of the Board, Director*	2003
W. Andrew Krusen, Jr.	1947	*Director*	2003
David E. Roode	1967	*Chief Financial Officer & Corporate Secretary*	2003

Notes:

1. Mr. Braaten is an "Interested Person" because he is an officer and director of an affiliate of the Fund.
2. The Fund's voting proxy policy and the statement of additional information of the Fund includes additional information about the Fund's directors and is available upon request without charge by calling 416 642-6000 (collect if long distance charges apply.)

The address of each director and officer of USA REIT Fund LLC (the "Fund") is:
425 Walnut Street
Cincinnati, Ohio 45202
USA



USA REIT FUND LLC



